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                                  EXHIBIT 99.1



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-K


                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):             DECEMBER 27, 2006


                         HI-SHEAR TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)


    DELAWARE                     001-12810                      22-2535743
 (State or other                (Commission                  (I.R.S. Employer
  jurisdiction                 File Number)                 Identification No.)
of incorporation)

                        24225 GARNIER STREET
                        TORRANCE, CALIFORNIA                     90505-5355
               (Address of principal executive offices)          (Zip Code)


Registrant's telephone number, including area code:      (310) 784-2100

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ITEM 8.01                  OTHER EVENTS


Hi-Shear has actively pursued its appeals regarding the outcome of its lawsuit filed in November 2000, against United Space Alliance, LLC ("Alliance") and its predecessor USBI Company ("USBI") to recover increased damages on numerous contracts for manufactured components and to recover damages for the misappropriation of certain of Hi-Shear's trade secrets. The company has filed timely notices of appeal to the Florida Fifth District Court of Appeal seeking review of the adverse judgment entered in favor of USBI and the Alliance regarding the trade secrets matter, and also to challenge the approximate amount of the $58,000 that was awarded to Hi-Shear by the jury for contract damages. The appeals encompass other issues evident throughout the court proceedings, including the legal basis of the trial courts judgments and questionable adverse rulings by the court during the entire course of the trial including in the jury selection process.

During the course of Hi-Shear's appeals, the trial court has retained the jurisdiction to award attorney's fees and costs to the party in this litigation that "prevailed on its claims" at the trial level. The trial court decided in an order entered in December of this year, that although it was Hi-Shear that was awarded approximately $58,000 in damages by the jury and the Alliance was awarded no damages on its counterclaims, that the defendant, the Alliance, was the "prevailing party" in the suit and judged that it was entitled to an amount of legal fees and costs. The trial court also held that the defendant USBI was entitled to its costs. Although the trial court originally determined that the appeals in this case be decided by the Appellate Court before it would determine any specific fees and costs amount to the party it determined was entitled to recover them, the trial court subsequently pronounced that it would decide the amount of fees and costs to be awarded before the appeals were completed. The court ruled that it would determine the amount of these fees and costs in hearings to be held in late 2007.

In September 2005 the defendant Alliance filed motions requesting a gross amount of approximately $3.4 million in legal fees and costs. The defendant USBI has filed a motion seeking its costs in the gross amount of approximately $48,000. The company believes that these amounts contain fees and costs which are not subject to recovery from Hi-Shear.

Court hearings will take place in late 2007 regarding the amounts of fees and costs which are claimed by the defendants. Hi-Shear's appeals are currently pending before the Florida Fifth District Court of Appeal on significant appellate issues regarding the legal basis involving both the amounts of the recovery of Hi-Shear's damages on contracts for manufactured components and the recovery of damages for misappropriation of trade secrets. The outcome of these appeals may have an effect on these trial court hearings before any amount of fees and costs are determined. Given the number and significance of the issues on appeal, the company cannot predict the outcome of the appeals before the Appellate Court. The award of an amount of attorney's fees and costs against Hi-Shear could have a material adverse impact on the company's financial and results of operations.


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HI-SHEAR TECHNOLOGY CORP.



Dated: December 27, 2006            By:  /s/ George W. Trahan
                                         ---------------------------------------
                                         George W. Trahan, President,
                                         Chief Executive Officer and
                                         Co-Chairman